UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 1-9753

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation Savings and Capital Growth Plan

(referred to herein as the “Plan”)

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation

Suite 460

115 Perimeter Center Place

Atlanta, Georgia 30346

(770) 395-4500

Georgia Gulf Corporation Savings and Capital Growth Plan

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

All other supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statements of net assets available for benefits of Georgia Gulf Corporation Savings and Capital Growth Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 24, 2005

GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

CASH	$66,045	$74,585

COMPANY CONTRIBUTION RECEIVABLE	65,530	—

PARTICIPANT CONTRIBUTIONS RECEIVABLE	169,715	—

INVESTMENTS—At fair value	228,024,256	195,112,672

NET ASSETS AVAILABLE FOR BENEFITS	$228,325,546	$195,187,257

See notes to financial statements.

GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:
Investment income:
Interest and dividends	$5,340,175
Net appreciation in fair value of investments	25,817,742

Total investment income	31,157,917

Contributions:
Participants	5,799,185
Company	4,581,708
Rollovers	192,958

Total contributions	10,573,851

Total additions	41,731,768

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(8,460,632)
Administrative expenses	(132,847)

NET INCREASE	33,138,289

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	195,187,257

End of year	$228,325,546

See notes to financial statements.

GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                                      PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the ”Plan”) provides only general information. Participants should refer to the official Plan document for complete information.

General—The Plan was established January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. by Georgia Gulf Corporation (the “Company” or “Plan Administrator”) from Georgia-Pacific Corporation. The Plan is a defined contribution plan managed by AMVESCAP National Trust Company (the “Trustee”) and covers substantially all salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective March 18, 2002, the Plan was amended to include an employee stock ownership plan (“ESOP”) component to the Plan. With this amendment, there is an additional component for those portions of participant accounts that are invested in the Company’s common stock fund. Those Company common stock fund accounts now consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

Capital Growth Account—All full-time salaried employees of the Company are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants’ annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service (“IRS”) regulations and are vested immediately. This contribution is made for all participants who work the entire year, whether or not they elect to contribute a portion of their compensation into the Savings Account of the Plan. All contributions are participant-directed. Participants may change their investment elections at any time.

Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination.

Savings Account—All full-time salaried employees may elect to participate in the savings account as of the first of the month following the completion of 60 days of service in any calendar quarter. Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 15% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a monthly basis. The Company matches 50% of the participants’ pretax contributions up to a maximum of 4% of their annual compensation. Contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately if a participant leaves the Company due to death, disability, or attainment of age 60 or later (as long as the participant is still an active employee). Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Prior Plan Account—Participants in the Plan who were previously employees of Georgia-Pacific Chemicals, Inc. (“Chemicals”) may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Due to the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested. All prior plan accounts were automatically invested in the INVESCO Total Return Fund (see Note 5), which is a nonparticipant directed fund. Once the participant is non-active and 55 years of age with 10 years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Salaried Employees Retirement Plan.

Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds—Assets held in the Plan as of December 31, 2004 and 2003 are invested by the Trustee in one or more of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.               INVESCO Technology Fund

b.              INVESCO Total Return Fund

c.               IRT Stable Value Fund

d.              Dodge & Cox Stock Fund

e.               INVESCO Small Company Growth Fund

f.                 American Funds Europacific Growth Fund

g.              Georgia Gulf 401(k) Common Stock Fund

h.              Georgia Gulf Employee Stock Ownership Plan Fund

i.                  IDS New Dimensions Fund

j.                  Vanguard 500 Index Fund

k.               Lord Abbett Small Cap Value Fund

l.                  Wilmington Small Cap Growth Fund

Benefits/Distributions—Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account or have the Company purchase an annuity with the participant’s vested balance. If the participant’s balance is less than $5,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment. Participants may make withdrawals from his/her elective contribution account balance after reaching age 59-½.

Participant Loans—Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates were based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 5.0% to 10.5% at December 31, 2004 and 2003. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts—Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of company contributions and investment earnings (losses) thereon and investment manager expenses. Allocations of income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account.

Forfeitures—Forfeitures are used to reduce future Company contributions. In 2004, there were $82,533 of forfeitures used to reduce Company contributions, and there were $16,299 and $44,671 of unallocated forfeitures at December 31, 2004 and 2003, respectively.

Administrative Expenses—Administrative expenses, including trustee fees, are borne by the Company.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, participants become 100% vested in all Company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan members and beneficiaries.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including, common trust funds, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Valuation of Investments—Investments in the Plan are stated at fair market value based on quoted market price. The Plan’s investments in common trust funds are determined by the trustee based on the current market values of underlying assets of the funds. Participant loans are stated at outstanding balances.

Investment Transactions—Purchases and sales of investments are recorded on their trade dates.

Income Recognition—Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits—Benefits are recorded when paid.

3.                                      INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003:

	2004		2003
	Shares	Fair Value	Shares	Fair Value

INVESCO Total Return Fund—participant-directed	715,431	$17,528,058	766,378	$18,347,098
INVESCO Total Return Fund—nonparticipant-directed	2,003,767	21,700,797	867,465	20,767,106
IRT Stable Value Fund	52,847,106	52,847,106	36,056,726	36,056,726
American Funds Europacific Growth Fund	371,344	13,230,982	N/A	N/A
Dodge & Cox Stock Fund	259,573	33,801,539	225,444	25,651,027
IDS New Dimensions Fund	586,788	14,217,867	566,170	13,520,142
Vanguard 500 Index Fund	188,616	20,881,630	168,742	17,174,571
Georgia Gulf Employee Stock Ownership Plan Fund	512,119	25,503,547	957,598	27,655,428

The following table summarizes the net appreciation in the fair value of investments for the year ended December 31, 2004:

Georgia Gulf Corporation 401(k) Common Stock Fund and Employee Stock Ownership Plan Fund	$5,732,820
Mutual funds	20,084,922

$25,817,742

4.                                      TAX STATUS

The IRS has determined and informed the Company by letter dated February 12, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                                      NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2004 and 2003 and for the year ended December 31, 2004 is as follows:

	2004	2003

Net assets—INVESCO Total Return Fund	$21,700,797	$20,767,106

Changes in net assets:
Net appreciation in fair value of INVESCO
Total Return Fund	$1,317,490
Dividends	153,773
Funds transferred to participant directed accounts	(320,519)
Distributions to participants or beneficiaries	(217,053)

	$933,691

6.                                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee. These transactions qualify as party-in-interest transactions. At December 31, 2004 and 2003, the Plan held 49,997 and 92,488 shares, respectively, of common stock of Georgia Gulf Corporation, the sponsoring employer, with a cost basis of $2,017,842 and $2,154,359, respectively. In addition, at December 31, 2004 and 2003, the Plan held 512,119 and 957,598 shares, respectively, of investments in the Company’s Employee Stock Ownership Plan Fund. At December 31, 2004 and 2003, the cost basis of this investment was $9,296,085 and $17,180,786, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $12,256 from the Georgia Gulf Corporation 401(k) Common Stock Fund and dividend income of $273,774 from the Georgia Gulf Corporation Employee Stock Ownership Plan Fund.

******

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

		(c)
	(b)	Description of Investment, Including			(e)
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,	(d)		Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

*	AMVESCO NATIONAL TRUST COMPANY	Collective trust—Stable Value Fund, 52,847,106 units		**	$52,847,106

		Mutual funds:
		INVESCO Technology Fund, 257,564 shares		**	6,552,431
		INVESCO Total Return Fund (participant-directed), 715,431 shares		**	17,528,058
		INVESCO Total Return Fund (nonparticipant-directed), 2,003,767 shares	$20,037,670		21,700,797

	LORD ABBETT FUNDS	Small Capital Value Fund, 110,950 shares		**	3,149,877
	AMERICAN FUNDS	Europacific Growth Fund, 371,344 shares		**	13,230,982
	DODGE & COX FUNDS	Dodge & Cox Stock Fund, 259,573 shares		**	33,801,539
	THE VANGUARD GROUP	500 Index Fund, 188,616 shares		**	20,881,630
	IDS FUNDS	New Dimensions Fund, 586,788 shares		**	14,217,867
	WILMINGTON FUNDS	Small Capital Growth Fund, 615,659 shares		**	10,527,764
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 5.0% to 10.5%) with a maximum maturity up to five years		**	5,592,786
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation Employee Stock Ownership Plan Fund, 512,119 shares		**	25,503,547
		Georgia Gulf Corporation 401(k) Common Stock Fund, 49,997 shares		**	2,489,872

		Total investments			$228,024,256

*                 Represents a party-in-interest

**          Cost information is excluded as investments are participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation Savings and Capital Growth Plan
(Name of Plan)

Date: June 24, 2005	/s/ JOEL I. BEERMAN
Joel I. Beerman
Vice President, General Counsel and Secretary